Exhibit 99.1

Mobile-health Network Solutions Enters into Non-binding Strategic Memorandum to Facilitate Up to US$100 Million in Private Equity Funding for AI-Powered Healthcare Expansion

Singapore, May 13, 2026 — Mobile-health Network Solutions (NASDAQ: MNDR) (“MNDR” or the “Company”), a leading AI-powered digital health platform, today announced that it has entered into a Letter of Memorandum with White Group Pte. Ltd. (Singapore) (“White Group”) outlining a strategic collaboration to facilitate private equity funding of up to US$100 million to support MNDR’s AI-powered healthcare expansion and digital health infrastructure initiatives.

Under the memorandum, White Group has committed to identifying and facilitating a U.S.-based private equity fund to partner with MNDR. The contemplated funding is intended to support the initial launch and long-term scaling of MNDR’s advanced healthcare technology operations. Any investment arising from this process would be subject to customary reviews, approvals, and applicable regulatory requirements.

Focus on Advanced Sports Health and Digital Care

Proceeds from any funds raised through the private equity facilitation are designated exclusively for MNDR’s healthcare technology initiatives. These include the development and delivery of sports health physiotherapy and treatment programs, as well as the support of male and female athletes competing at World Championship–level sporting events.

Leadership Commentary

“MNDR, being the largest telehealth platform in Singapore, is now bringing sports health into its ecosystem,” said Peh Chin Hua, Chairman of White Group Pte. Ltd. “This expansion will not only enhance athlete care but also increase its presence on the world stage.”

Dr. Siaw Tung Yeng, Co-CEO of Mobile-health Network Solutions, added that the partnership represents “a pivotal step in advancing AI-powered healthcare. By integrating sports health and physiotherapy into our platform, we are creating a holistic digital health solution that empowers both everyday patients and elite athletes worldwide.”

Proposed Facilitation Structure

The memorandum outlines a proposed facilitation fee structure whereby, upon each drawdown of funds (up to an aggregate of US$100 million), MNDR would issue a facilitation fee to the White Group, payable either:

●	entirely in shares amounting to 5% of the drawn capital, or
●	a combination of 2.5% in shares and 2.5% in USD cash.

Any shares issued under the facilitation fee would be based on the prevailing market price on each subsequent drawdown date.

Indicative Timeline

As part of the execution roadmap, White Group plans to present a suitable private equity fund candidate to the MNDR Board of Directors for review within approximately 60 days, with an indicative target of July 2026. The parties have also acknowledged the importance of meeting applicable U.S. SEC disclosure requirements in connection with any potential transaction.

Non-Binding Understanding

The Letter of Memorandum is non-binding and reflects the parties’ intent to explore a collaborative pathway to strengthen MNDR’s capital base and accelerate its mission in AI-driven global healthcare solutions.

About White Group Pte. Ltd.

White Group Pte. Ltd. is a privately owned boutique investment and development firm based in Singapore, established in 2005. The group focuses on investing in and managing businesses that create positive impact for people and society by addressing real-world challenges through innovative and practical solutions.

White Group partners with purpose-driven companies and brands that seek to deliver tangible benefits to their communities. Its investment approach emphasizes long-term economic development and sustainable growth across sectors such as technology, healthcare, and housing, leveraging innovation to drive meaningful outcomes.

With strategic interests primarily in China and Southeast Asia, White Group acquires, invests in, and manages businesses operating in areas including real estate, technology, and healthcare. The group’s investments are guided by a commitment to building enduring value for partners while contributing to sustainable and inclusive growth.

About Mobile-health Network Solutions

Mobile-health Network Solutions is a leading AI-powered digital health platform headquartered in Singapore, with operations across Southeast Asia and expanding into the US. The company provides telemedicine, AI-driven health tools, and virtual clinic infrastructure to empower patients and doctors worldwide. Its mission is to make healthcare accessible, intelligent, and human—through technology. For more information, please visit our website.

Forward-Looking Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to financial and business prospects, anticipated benefits of the Company’s advancement into sports health, the Company’s goals and future activity, including continued development of proprietary and AI-driven technologies, strategic partnerships, and its capital initiatives. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to execute our strategies, manage growth and maintain our corporate culture; the Company’s future business development, financial conditions and results of operations; expectations regarding demand for and market acceptance of our products and services; changes in technology; economic conditions; the growth of the telehealth solutions industry in Singapore and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in Singapore and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Mobile-health Network Solutions specifically disclaims any obligation to update any forward-looking statement, whether because of new information, future events or otherwise, except as required by law.

For media inquiries, please contact:

Mobile-health Network Solutions Investor Relations Contact:

2 Venture Drive, #07-08 Vision Exchange

Singapore 608526

(+65) 6222 5223

Email: investors@manadr.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: ir@skylineccg.com